January 20, 2012
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	CytoSorbents Corporation
Registration Statement on Form S-l
Filed December 21, 2011
File No. 333-178654

Dear Ms. Allicia Lam :

We represent Cytosorbents Corporation (“Cytosorbents” or, the “Company,” “we,” “us,” or “our”).  By letter dated January 13, 2012 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on December 21, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Prospectus Summary, page 1

1.
Please revise this section to include a quantified discussion of your history of net losses. Please also revise to highlight the going concern language in your auditor's report and to disclose the amount of your accumulated deficit since inception.

Response: The Registration Statement on Form S-1/A has been revised on page 1 to disclose the amount of our accumulated deficit since inception, a quantified discussion of our history of net losses, and to include the going concern language in our auditor’s report.

Executive Compensation, page 55

2.	Please update your executive compensation disclosure for the fiscal year ended December 31, 2011. Refer to Item 402 of Regulation S-K.

Response: The Registration Statement on Form S-1/A has been revised on pages 55 – 60 to update our executive compensation disclosure for the fiscal year ended December 31, 2011.

Exhibit 5.1

3.
Given that the shares to which the registration statement relates have not yet been issued, it is unclear why the opinion does not indicate that the shares, when sold, will be legally issued, fully paid and non-assessable. Please advise or submit a revised opinion of counsel.

Response: Exhibit 5.1 has been revised to indicate that the shares will be legally issued, fully paid and non-assessable when sold.

Sincerely,

Anslow & Jaclin, LLP